Filed by CarLotz, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: CarLotz, Inc.

Commission File No.: 001-38818

Date: August 9, 2022

LOTZ EMPLOYEE FAQ

Q: Are we buying Shift or is Shift buying CarLotz?

A: The two companies are merging – it is a merger of equals. Shift will be the successor company. Shift stockholders will own 52.9.% of the combined company and CarLotz stockholders will own 47.1%. The new Board will be comprised of current Shift and CarLotz Board members and the headquarters will be in San Francisco, where Shift is located.

Q: Why was this decision made?

A: This decision was made to maximize the futures of both companies. By merging Shift and CarLotz, we are bringing the best of both companies together for our customers, partners and investors. We have identified synergies and cost savings that will lead to a profitable future without needing additional capital.

Q: Why did this happen so soon after Lev took over? Did he even try to impact change/culture and increase growth and profitability like he said he would?

The transaction was the best available path forward for the Company.

Q: What are the benefits for CarLotz and its investors?

A: For investors: Investors will receive approximately 0.692158 shares of Shift stock for each share of CarLotz stock they own. We believe this transaction maximizes value for our investors.

A: For CarLotz: This merger brings the best of both companies into one organization. Shift brings a world-class technology infrastructure, having invested millions of dollars in tech over the last eight years; strong consumer sourcing capabilities; and scaled in-house sourcing. We anticipate significant growth and cost synergies from the transaction which we believe will put us in a position to pursue a profitable future.

Q: What are the benefits to Shift and its investors?

Shift is excited to leverage the CarLotz hub network, the omni-channel business model, and our deep retail remarketing relationships. We believe we can leverage the LOTZ strengths to impact their Dealer Marketplace and eventually potentially create a peer-to-peer marketplace.

Q: Did you consider offers from any other companies?

No. However, we conducted extensive due diligence and believe this merger is the best way to maximize the operations of both companies.

Q: How did this transaction come to be?

A: The Shift CEO reached out to Lev in mid-July to start discussions. This is actually not the first time we considered the possibility of combining because we have always seen strategic and cost synergies with a combined entity.

Q: What is the biggest risk?

While not necessarily a risk, the hardest part is writing the final chapter of the CarLotz brand as Shift will be the successor company.

Q: When will this happen?

A: We expect the deal will close in the Q4 2022 subject to CarLotz's and Shift’s shareholders’ approvals and other regulatory approvals (like the SEC).

Q: What does this mean for all of our internal initiatives and projects? (i.e., value props)

A: At this time, we will pause our internal initiatives and projects while the Shift and CarLotz transition teams determine how we want to move forward together.

Q: Will the hubs be closing?

A: At this time, there are no plans to close CarLotz’s existing hub locations. Shift and CarLotz footprints are very complementary. Shift’s presence is concentrated on the West Coast and CarLotz is primarily East Coast/mid-Atlantic.

Q: Were the June hub closings in anticipation of this transaction?

A: No. Discussions regarding a transaction did not start until mid-July, after our hub closure announcement in June.

Q: Will we keep the Richmond headquarters?

A: The combined company will be headquartered in San Francisco. We will be evaluating our combined needs over the coming weeks and will provide updates regarding our presence in Central Virginia beyond the hub level.

Q: What does this mean for my job? Will there be layoffs?

A: We have not had the time for the Shift and CarLotz teams to thoroughly evaluate the organizational structure for the combined entity. I’ll be honest, the most difficult part of a merger is that there will be some duplicative roles that will be reconfigured. And, unfortunately, at this time, I don’t have anything to announce. However, I promise that I will be as transparent as possible and provide updates as soon as I have them.

I know this news may be difficult, but I would ask that we continue to work together to deliver results. We need to continue to operate CarLotz as a stand-alone company until the combination.

Q: Should I start looking for a job?

A: We have not had the time for the Shift and CarLotz teams to thoroughly evaluate the organizational structure for the combined entity. I’ll be honest, the most difficult part of a merger is that there will be some duplicative roles that will be reconfigured. And, unfortunately, at this time, I don’t have anything to announce. However, I promise that I will be as transparent as possible and provide updates as soon as I have them.

Q: Will I get severance if I stay until the close of the transaction and lose my job?

A: At this time, we do not have details regarding organizational structure. The Shift and CarLotz transition team will be determining this as soon as possible. We will provide updates as soon as we have them.

Q: What does this mean for the stock?

A: Until the transaction closes, LOTZ will continue to trade on the Nasdaq. At closing, each share of LOTZ stock will be converted into approximately 0.692158 shares of Shift common stock and LOTZ will no longer trade publicly.

Q: Will LOTZ leadership have a role at Shift?

This point has not been decided at this time. Shift and CarLotz will evaluate the structure of the organization at all levels to determine what is best for the combined entity going forward.

Today’s announcement was part of a much larger strategic announcement at Shift that includes restructuring and leadership changes. I encourage you to read Shift’s official press release that can be found on their website.

Q: What do we tell our partners?

A: We will circulate talking points and a letter for you to share with any vendors or partners you feel should be alerted.

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Important Additional Information

In connection with the proposed transaction, Shift Technologies, Inc. (“Shift”) intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), that will include a joint proxy statement of Shift and CarLotz, Inc. (“CarLotz”), that also constitutes a prospectus of Shift. (the “joint proxy statement/prospectus”). Security holders of Shift and CarLotz are urged to carefully read the entire registration statement and joint proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they will contain important information. A definitive joint proxy statement/prospectus will be sent to Shift’s shareholders and to CarLotz’ shareholders. Security holders will be able to obtain the registration statement and the joint proxy statement/prospectus from the SEC’s website or from Shift or CarLotz as described in the paragraph below.

The documents filed by Shift with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Shift by requesting them by mail at 290 Division Street, Suite 400, San Francisco, California. The documents filed by CarLotz with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from CarLotz by requesting them by mail at 3301 W. Moore St., Richmond, Virginia 23230.

Participants in the Solicitation

Shift, CarLotz and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of CarLotz is set forth in the definitive proxy statement for CarLotz’ 2022 annual meeting of stockholders, as previously filed with the SEC on April 29, 2022 and in CarLotz’ Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 15, 2022, as supplemented by CarLotz subsequent filings with the SEC. Information about the directors and executive officers of Shift and their ownership of Shift shares is set forth in the definitive proxy statement for Shift’s 2022 annual meeting of stockholders, as previously filed with the SEC on June 26, 2022. Free copies of these documents may be obtained as described in the paragraph above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements, including those regarding the timing and consummation of the transactions described herein, involve risks and uncertainties. Shift’s and CarLotz’s experience and results may differ materially from the experience and results anticipated in such statements. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the stockholders of Shift or CarLotz for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Shift or CarLotz; (5) the ability of Shift and CarLotz to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (10) legislative, regulatory and economic developments. Other factors that might cause such a difference include those discussed in Shift’s and CarLotz’s filings with the SEC, which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in Shift’s and CarLotz’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Shift and CarLotz undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.